Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended	2017	2016		2015	2014	2013
	March 31, 2018	(in thousands)
Earnings:
Net (loss) Income	(6,349)	(26,003)	17,306		(45,010)	(419,113)	(201,107)
Add: fixed charges	—	—	86		—	—	—
Earnings as defined	(6,349)	(26,003)	17,392		(45,010)	(419,113)	(201,107)
Fixed Charges - Interest Expense	—	—	86		—	—	—
Ratio of earnings to fixed charges	—	—	202	x	—	—	—